UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
18/F, Tower A, Winterless Centre,
No. 1 West Da Wang Road, Chaoyang District,
Beijing, 100026, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
We are incorporating this report on Form 6-K by reference into (i) our registration statement on Form F-3, Registration No. 333-159058, as amended, originally filed with the Securities and Exchange Commission on May 8, 2009; and (ii) our registration statement on Form F-3, Registration No. 333-161724, filed with the Securities and Exchange Commission on September 4, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer
Date: May 11, 2010

Exhibit Index

Exhibit 99.1 -	Press Release

Exhibit 99.1
[FOR IMMEDIATE RELEASE]
XSEL Announces Financial Results for the Fourth Quarter and Full Year 2009
BEIJING, May 11, 2010 – Xinhua Sports & Entertainment Limited (the “Company” or “XSEL”) (NASDAQ: XSEL), a leading sports and entertainment group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.
Fourth Quarter 2009 Highlights
•	Net revenue was $26.7 million (excluding discontinued operations)

•	Adjusted EBITDA (non-GAAP) was $(6.7) million

•	Adjusted net loss (non-GAAP) was $7.0 million

•	Net loss attributable to XSEL (GAAP) was $295.7 million

•	The Company recorded exceptional items from continuing operations and discontinued operations of $185.1 million and $98.2 million respectively
Full Year 2009 Highlights
•	Net revenue was $99.2 million (excluding discontinued operations)

•	Adjusted EBITDA (non-GAAP) was $4.9 million

•	Adjusted net income (non-GAAP) was $0.1 million

•	Net loss attributable to XSEL (GAAP) was $311.6 million
Fredy Bush, XSEL’s CEO said, “Over the past year, in our continued endeavor of repositioning the Company to focus on sports media, a number of non-core businesses have been sold or closed, including market research, radio, magazines and production operations, and the broadcast advertising assets have been restructured. The Company’s remaining assets in broadcast and advertising continue to provide a solid base for expansion in the area of sports media. Under broadcast, the Company continues its operations in one free-to-air TV channel, 5 cable TV channels, and mobile phones. With the newly acquired business in internet broadband distribution, XSEL continues to have access to a broad distribution network to reach China’s viewers as well as mobile phone and internet users interested in XSEL’s content offering in sports and entertainment, and our sports content offerings remain strong. Under the Advertising Group, XSEL continues to be a market leader in below-the-line marketing services and internet property advertising.
In October 2009, new regulations governing television advertising times and scope of advertising were announced which had a significant impact on China’s entire television market, including our broadcast business, in the fourth quarter of 2009. Under the new regulations, the time allowed for brand advertisements in each hour and the amount of time allotted for infomercials has been cut substantially. We estimate it will be 2011 before we can fully recover from this unexpected regulatory change, but we are taking steps to offset the impact and rebuild the business around these rules. We have already successfully raised the price on our rate card for branded advertisements by 30% as a result of the smaller supply of advertising minutes.

Also in the broadcast area, Power Sports, China’s first ever nationwide high definition cable sports channel, will be launched on May 20, 2010. XSEL will exclusively bring the very best in international fight programming to the high definition sports channel. XSEL will provide the channel with domestic and international fight content, promote the channel throughout the country and secure all sponsorship and advertising. The channel will focus on high energy male oriented programming including fight and contact sports. Power Sports will broadcast domestic and international martial arts, mixed martial arts, boxing, taekwondo, wrestling, sanda, kickboxing, kendo, sumo, karate, as well as documentaries and reality shows relating to fight sports and the upcoming NFL and NHL seasons. As a cable channel, Power Sports is not subject to the new television advertising regulations.
In the first quarter of 2010, we acquired NuBB, China’s top broadband sports internet portal with 8.5 million registered users, 1.5 million daily click-throughs to sports video highlights, and over 18 million monthly unique visitors. NuBB is a key part of our plan to enhance our online distribution and penetration of sports media. We have also entered into an agreement to acquire China Sports Media, the largest sports media rights distributor in this market.
As a result of this acquisition, Mr. L.C. Chang has joined our management team as Company President. Mr. Chang previously served as Executive Vice-President and Chief Marketing Officer of Sina.com responsible for its global operations, brand integration, marketing and online media sales. Mr. Allen Hsu has also joined the XSEL board as an independent director. Mr. Hsu is Chairman of Pac-Link Management Corporation, a Taiwan-based venture capital firm founded in 1998.
The Company is continuing the repositioning of its business and moving ahead with its sports media strategy. Accordingly, the Company has engaged Houlihan Lokey as an adviser to restructure its convertible loan as well as to advise on continued repositioning of the Company, and has engaged Deutsche Bank as its financial adviser to assist in assessing fund raising options.”
Fourth Quarter and Full Year 2009 Financial Results
Chart 1: Summary of 2008 fourth quarter and 2009 fourth and third quarter results

	3 months	3 months	3 months	09Q4 vs	09Q4 vs
	ended	ended	ended	08Q4	09Q3
In US millions	Dec 31, 2009	Dec 31, 2008	Sep 30, 2009	Growth %	Growth %

Net revenue[1]	26.7	35.8	30.3	-25%	-12%
Adjusted EBITDA (non- GAAP)[2]	(6.7)	5.2	4.6	N/A	N/A
Net loss attributable to XSEL	(295.7)	(251.5)	(10.6)	-18%	-2,695%
Exceptional items[3]	283.3	245.6	8.5	N/A	N/A
Net loss attributable to XSEL before exceptional items (non- GAAP)	(12.4)	(5.9)	(2.1)	-112%	-474%
Adjusted net (loss) income (non- GAAP)[2]	(7.0)	3.3	3.4	N/A	N/A

[1]	The amount represents net revenue of the continuing operations, excluding net revenues of discontinued operations. Due to the sale of Shanghai Hyperlink Market Research Co., Ltd. (“Hyperlink”), Beijing Shiji Guangnian Advertising Co., Ltd. (“Shiji Guangnian”) and Guangzhou Singshine Communication Co., Ltd. (“SSC”) in 2009, and the planned sale of Beijing JinGuan XinCheng Advertising Co., Ltd. (“XinCheng”) and Beijing EWEO Advertising Co., Ltd. (“EWEO”) in 2010 as well as the closure of EconWorld Media Ltd. (“EconWorld”), Beijing Century Media Culture Co., Ltd. (“Century Media”), Upper Step Holdings Limited (“Upper Step”), Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. (“Perspective”) and Small World Television Limited (“Small World”) in 2010, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.

[2]	Please refer to Chart 11 (Reconciliation of non-GAAP financial results) for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

[3]	Please refer to Chart 12 for the breakdown.
Chart 2: Summary of full year 2009 and 2008 results

	12 months ended	12 months ended
In US millions	Dec 31, 2009	Dec 31, 2008	Growth %

Net revenue[1]	99.2	121.5	-18%
Adjusted EBITDA (non- GAAP)[2]	4.9	28.4	-83%
Net loss attributable to XSEL	(311.6)	(274.9)	-13%
Exceptional items[3]	290.6	263.3	N/A
Net loss attributable to XSEL before exceptional items (non- GAAP)	(21.0)	(11.6)	-80%
Adjusted net income (non- GAAP)[2]	0.1	19.8	-100%

[1]	The amount represents net revenue of the continuing operations, excluding net revenues of discontinued operations. Due to the sale of Hyperlink, Shiji Guangnian and SSC in 2009, and the planned sale of XinCheng and EWEO in 2010 as well as the closure of EconWorld, Century Media, Upper Step, Perspective and Small World in 2010, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.

[2]	Please refer to Chart 11 (Reconciliation of non-GAAP financial results) for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

[3]	Please refer to Chart 12 for the breakdown.
The Company had impairment and write-off charges of $202.4 million in relation to the continuing operations for the year ended December 31, 2009, primarily consisting of (i) impairment of goodwill, intangible assets as well as television program and film right of $71.4 million, $84.2 million and $14.2 million respectively, which was principally the result of the release of Rule 61 (“Rule 61”) in October 2009 by the State Administration of Radio, Film and Television, which substantially cuts the time allowed for brand advertisements in each hour and the amount of time allotted for infomercials, the loss of major customers to competitors in the Advertising Group and the failure to renew an agency contract for internet property advertising; and (ii) provision of $25.6 million on the consideration receivable from the disposal of the 85% shareholding of Convey, driven by the uncertain visibility for settlement determined during the fourth quarter of 2009.

The Company did not meet certain financial covenants contained in the secured convertible loan facility from Patriarch Partners LLC (“Patriarch”) for the quarter ended December 31, 2009. Accordingly, as Patriarch has the right to require the Company to repay the outstanding balance of $57.8 million, the convertible loan was reclassified as a current liability in the Balance Sheet. The Company might not have enough cash to repay the above mentioned convertible loan, if it is called, or to settle other payment obligations in the next 12 months. However, the management of the Company is taking a number of actions to address this situation. These actions include the engagement by the Company of Houlihan Lokey as adviser to restructure the convertible loan as well as to advise on continued repositioning of the Company, the engagement of Deutsche Bank as its financial adviser to assist in assessing fund raising options, and the planned sale of XinCheng and EWEO.
After the current round of repositioning, the Company’s remaining assets in broadcast and advertising divisions continue to provide a solid base for expansion in the area of sports media. Under broadcast, the Company continues its operation in one free-to-air TV channel, 5 cable pay-TV channels, and mobile. With the newly acquired business in internet broadband distribution, XSEL continues to have access to a broad distribution network to reach China viewers as well as mobile phone and internet users who are interested in XSEL’s content offering in sports and entertainment. Under the Advertising Group, XSEL continues to be a market leader in below-the-line marketing services and internet property advertising.
Net Revenue
Net revenue for the fourth quarter of 2009 was $26.7 million, down 25% year-on-year from $35.8 million in the fourth quarter of 2008 or down 12% sequentially from $30.3 million in the third quarter of 2009. The year-on-year decrease was primarily due to the divestment of non-core businesses and the sequential decrease was primarily due to impact of Rule 61 on the broadcast business and the underperformance of internet advertising sales business for the Advertising Group.Net revenue for the full year 2009 was $99.2 million, down 18% from $121.5 million in the full year 2008. The decrease was primarily due to the divestment of non-core businesses.
Net Revenue by type and business group
Chart 3: Net revenue by type and business group for the fourth quarter of 2009

In US$ millions	Broadcast	Advertising	Total

Net revenue:
Advertising services	4.3	17.3	21.6
Advertising sales	4.8	0.3	5.1

Total net revenue	9.1	17.6	26.7

Chart 4: Net revenue by type and business group for full year 2009

In US$ millions	Broadcast	Advertising	Total

Net revenue:

Advertising services	16.3	61.7	78.0

Advertising sales	20.8	0.4	21.2

Total net revenue	37.1	62.1	99.2

Broadcast Group
Net revenue for the Broadcast Group for the fourth quarter of 2009 was $9.1 million, up 100% year-on-year from $4.5 million in the fourth quarter of 2008 or down 27% sequentially from $12.4 million in the third quarter of 2009. The year-on-year increase was primarily due to the acquisition of additional broadcast advertising rights and the sequential decline was primarily due to Rule 61. Net revenue for the Broadcast Group for the full year 2009 was $37.1 million, up 182% from $13.2 million in the full year 2008. The increase was primarily due to the acquisition of additional broadcast advertising rights.
Due to the adoption of Rule 61 issued in October 2009 which strictly controls the advertising time and the scope of advertisements in television, the Company estimated that the operation of Upper Step and Perspective would generate significant negative cash flow in coming years, and accordingly these groups ceased operations at the end of 2009.
Chart 5: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months		12 months	12 months
	ended	ended		ended	ended		ended	ended
	Dec 31,	Dec 31,	Growth	Dec 31,	Sep 30,	Growth	Dec 31,	Dec 31,	Growth
In US millions	2009	2008	%	2009	2009	%	2009	2008	%

Broadcast[1]:
Television	4.8	—	N/A	4.8	8.2	-41%	20.8	—	N/A
Mobile	4.3	4.5	-6%	4.3	4.2	1%	16.3	13.2	24%

Subtotal:	9.1	4.5	100%	9.1	12.4	-27%	37.1	13.2	182%

[1]	Due to the sale of Shiji Guangnian and SSC in 2009 and the closure of Century Media, Upper Step, Perspective and Small World in 2010, the historical results were reported as “discontinued operations” for all periods presented.
Advertising Group
Net revenue for the Advertising Group for the fourth quarter of 2009 was $17.6 million, down 44% year-on-year from $31.3 million in the fourth quarter of 2008 or down 1% sequentially from $17.9 million in the third quarter of 2009. The year-on-year decrease was primarily due to the divestment of non-core businesses. Net revenue for the Advertising Group for the full year 2009 was $62.1 million, down 43% from $108.3 million in the full year 2008. The decrease was primarily due to the divestment of non-core businesses.

Chart 6: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months		12 months	12 months
	ended	ended		ended	ended		ended	ended
	Dec 31,	Dec 31,	Growth	Dec 31,	Sep 30,	Growth	Dec 31,	Dec 31,	Growth
In US$ millions	2009	2008	%	2009	2009	%	2009	2008	%

Advertising:
Print/Online	6.1	9.8	-38%	6.1	8.0	-24%	23.7	44.0	-46%
Outdoor/Other [1]	3.0	7.5	-59%	3.0	2.3	33%	9.3	29.4	-68%
BTL Marketing	8.5	14.0	-39%	8.5	7.6	12%	29.1	34.9	-17%

Subtotal [2]:	17.6	31.3	-44%	17.6	17.9	-1%	62.1	108.3	-43%

[1]	On December 31, 2008, the Company divested its Hong Kong based outdoor advertising business, Convey Advertising Company Ltd. (“Convey”), which contributed $5.3 million and $21.4 million to net revenue in the fourth quarter and full year 2008, respectively.

[2]	Due to the sale of Hyperlink, the Company’s research services business, in October 2009, the historical results were reported as “discontinued operations” for all periods presented.
Gross Profit
Gross profit (loss) for the fourth quarter of 2009 was $(1.4) million, down from $13.0 million in the fourth quarter of 2008, or down sequentially from $5.5 million in the third quarter of 2009. Gross profit for the full year 2009 was $13.8 million, down 66% from $40.8 million in full year 2008. Adjusted gross profit (loss) (non-GAAP) for the fourth quarter of 2009 was $(0.8) million, down year-on-year from $14.0 million in the fourth quarter of 2008 or down sequentially from $6.2 million in the third quarter of 2009. Adjusted gross profit (non-GAAP) for the full year 2009 was $15.9 million, down 64% from $44.8 million in full year 2008. The gross loss and adjusted gross loss for the fourth quarter of 2009 was mainly due to the divestments, the impact of Rule 61 and the underperformance of the internet advertising sales business, which led to a decline in net revenue while certain cost of revenues are fixed. The year-on-year decrease of both gross profit and adjusted gross profit was a result of the factors previously described in the net revenue section.
We provide the adjusted gross profit metric to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Charts 7 and 8 (Reconciliation for adjusted gross profit by business group) provide the breakdown of adjusted gross profit by business group. Due to the sale of Hyperlink, Shiji Guangnian and SSC in 2009, and the planned sale of XinCheng and EWEO in 2010, as well as the closure of EconWorld, Century Media, Upper Step, Perspective and Small World in 2010, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.
Chart 7: Reconciliation for adjusted gross profit by business group for the fourth quarter of 2009

In US$ millions	Advertising	Broadcast	Total

Gross Profit	0.6	(2.0)	(1.4)
Amortization of intangible assets from acquisitions[1]	—	0.6	0.6

Adjusted gross profit	0.6	(1.4)	(0.8)

[1]	Amortization of intangible assets from acquisitions includes license rights, exclusive advertising rights and licensing agreement.

Chart 8: Reconciliation for adjusted gross profit by business group for full year 2009

In US$ millions	Advertising	Broadcast	Total

Gross Profit	14.1	(0.3)	13.8
Amortization of intangible assets from acquisitions[1]	—	2.1	2.1

Adjusted gross profit	14.1	1.8	15.9

[1]	Amortization of intangible assets from acquisitions includes license rights, exclusive advertising rights and licensing agreement.
Operating Expenses
Operating expenses were composed of selling and distribution expenses, general and administrative expenses, impairment and write-off charges and loss on disposal of subsidiaries. Operating expenses for the fourth quarter of 2009 including impairment and write-off charges were $213.6 million. Excluding impairment and write-off charges of $202.4 million, operating expenses were $11.2 million (non-GAAP), down 46% year-on-year and up 66% sequentially. The year-on-year decrease is mainly due to a decrease in selling and distribution expenses in line with decreased revenue and a decrease in share-based compensation expense. The sequential increase is primarily due to a one-time increase in legal and professional fees and the specific provisions on accounts receivable made in the fourth quarter of 2009. Operating expenses for the full year 2009 including impairment and write-off charges were $235.7 million. Excluding impairment and write-off charges of $202.4 million, operating expenses were $33.2 million (non-GAAP), down 41% over the full year 2008. The decrease is mainly due to a decrease in selling and distribution expenses in line with decreased revenue, a decrease in share-based compensation expenses and collection of accounts receivable previously recorded as doubtful debts.
Selling and distribution expenses for the fourth quarter of 2009 were $2.0 million, down 56% year-on-year from $4.5 million in the fourth quarter of 2008, or up 4% sequentially from $1.9 million in the third quarter of 2009. Selling and distribution expenses for the full year 2009 were $7.7 million, down 28% year-on-year from $10.7 million in the full year 2008.
General and administrative expenses for the fourth quarter of 2009 were $9.2 million, down 43% year-on-year from $16.1 million in the fourth quarter of 2008, or up 90% sequentially from $4.9 million in the third quarter of 2009. The sequential increase is primarily due to a one-time increase in legal and professional fees and the specific provisions on accounts receivable made in the fourth quarter of 2009. General and administrative expenses for the full year 2009 were $25.5 million, down 44% year-on-year from $45.6 million in the full year 2008.
The general and administrative expenses for the full year and fourth quarter 2009 included share-based compensation expenses of $2.4 million and $0.5 million respectively.
The Company recorded exceptional items (net of tax) from continuing operations of $185.1 million in the fourth quarter of 2009. This is mainly composed of impairment and write-off charges of $202.4 million, the net deferred tax credit of $3.9 million resulting from the impairment of intangible assets, a change in fair value on the convertible loan of $5.9 million and a net gain on settlement of a litigation case of $13.5 million. Please refer to Chart 12 for details.

Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP) for the fourth quarter of 2009 was $(6.7) million, down year-on-year from $5.2 million in the fourth quarter of 2008 or down sequentially from $4.6 million in the third quarter of 2009. Adjusted EBITDA (non-GAAP) for full year 2009 was $4.9 million, down 83% from $28.4 million in the full year 2008. The sequential decrease of adjusted EBITDA was mainly due to the impact of Rule 61 on the broadcast business and the underperformance in the internet advertising sales business. The year-on-year decrease was mainly due to the divestment of non-core businesses.
We provide the adjusted EBITDA metric because it allows management, investors and others to evaluate and compare our core operating results without the impact of impairment and write off charges, and certain non-cash items that we believe are not indicative of future performance. See Chart 11 for the non-GAAP reconciliation of the adjusted EBITDA.
Chart 9: Adjusted EBITDA by business group for the fourth quarter of 2009

In US$ millions	Advertising	Broadcast	Print	Total

Adjusted EBITDA by business group	(1.9)	(4.0)	2.0	(3.9)
Less: net head office expenses	—	—	—	(2.8)
Adjusted EBITDA	—	—	—	(6.7)
Chart 10: Adjusted EBITDA by business group for full year 2009

In US$ millions	Advertising	Broadcast	Print	Total

Adjusted EBITDA by business group	6.3	2.1	7.3	15.7
Less: net head office expenses	—	—	—	(10.8)
Adjusted EBITDA	—	—	—	4.9
Net Loss attributable to XSEL and Adjusted Net Income (non-GAAP)
Net loss for the fourth quarter of 2009 including exceptional items was $295.7 million. Excluding the exceptional items of $283.3 million, net loss was $12.4 million (non-GAAP). Net loss for the full year 2009 including exceptional items was $311.6 million. Excluding the exceptional items of $290.6 million, net loss was $21.0 million (non-GAAP).
Adjusted net income (loss) (non-GAAP) for the fourth quarter of 2009 was $(7.0) million, down year-on-year from $3.3 million in the fourth quarter of 2008, or down sequentially from $3.4 million in the third quarter of 2009. Adjusted net income (non-GAAP) for full year 2009 was $0.1 million, down 100% year-on-year from $19.8 million in the full year 2008. The sequential decrease was mainly due to the impact of Rule 61 on the broadcast business and the underperformance in the internet advertising sales business. The year-on-year decrease was mainly due to the divestment of non-core businesses.

We provide the adjusted net income metric because it allows management, investors and others to evaluate our net income without the impact of certain exceptional and non-cash items that we believe are not indicative of future performance. See Chart 11 for the non-GAAP reconciliation of the adjusted net income (loss).
Other Corporate Developments
On December 4, 2009, the Company entered into an agreement to acquire China Sports Media (“CSM”), China’s leading sports media rights distributor. CSM has popular domestic, Asia, and other content including the China Basketball Association (CBA), China Soccer League (CSL), AFC Champions League, Soccer’s World Cup Qualifiers, AFC Asian Cup, Mission Hills Golf World Cup, FIFA Club World Cup, FIVB Volleyball World Championships and others.
On March 11, 2010, the Company completed the acquisition of NuCom Online Corporation (“NuCom”). NuCom is a leading sports media company which owns China’s largest sports portal, NuBB (http://sports.nubb.com/). As a result of the transaction, shareholders of NuCom including KPCB China and NBA China have become shareholders of XSEL and Mr. Allen Hsu has joined XSEL as a new independent director of the board.
On May 20, 2010, China’s first ever nationwide high definition cable sports channel, Power Sports, will be launched. XSEL will exclusively bring the very best in international fight programming to the high definition sports channel. XSEL will provide the channel with domestic and international fight content, promote the channel throughout the country and secure all sponsorship and advertising. The channel will focus on high energy male oriented programming including fight and contact sports. As a cable channel, Power Sports is not subject to the new television advertising regulations.
Conference Call Information
Following the earnings announcement, XSEL’s senior management will host a conference call on May 10, 2010 at 8:00 PM (New York) / May 11, 2010 at 8:00 AM (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 800 510 0178 or +1 617 614 3450
(UK) +44 207 365 8426
(Mainland China) + 86 10 800 130 0399
(Hong Kong) +852 3002 1672
Passcode: 11315182

A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 39523661
A real-time webcast and replay will be also available at: www.xsel.com/earnings-webcast.
Contacts:
Media Contact
Ms. Joy Tsang, XSEL, +86 10 8567 6050, +86 136 2179 1577, joy.tsang@xsel.com
IR Contact
Mr. Graham Earnshaw, XSEL, +86 10 8567 6062, graham.earnshaw@xsel.com
Mr. Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XSEL
XSEL is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile customers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process, linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company has offices and affiliates in major cities throughout China including Shanghai, Guangzhou, Shenzhen and Hong Kong. The Company’s American Depository Shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit http://www.xsel.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar statements. Among other things, the quotations from management in this announcement, as well as XSEL’s strategic and operational plans, contain forward-looking statements. XSEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XSEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XSEL’s consolidated financial results under U.S. GAAP, XSEL also provides the following non-GAAP financial measures: “adjusted gross profit”, which is defined as gross profit excluding amortization of intangible assets from acquisitions; “adjusted EBITDA”, which is defined as net income (loss) attributable to XSEL before exceptional items, other income (expense), taxes, depreciation, amortization of intangible assets from acquisitions, net income (loss) attributable to non-controlling interests and share-based compensation expenses; and “adjusted net income (loss)”, which is defined as net income (loss) attributable to XSEL before exceptional items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest. XSEL believes that these non-GAAP financial measures provide investors with another method for assessing XSEL’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 11 (Reconciliation of non-GAAP financial results) of this release.
XSEL believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income (loss) is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide additional details on the reconciliation between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The following is a reconciliation of our non-GAAP financial results:
Chart 11: Reconciliation of non-GAAP financial results

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
In US millions	31-Dec-09	31-Dec-08	30-Sep-09	31-Dec-09	31-Dec-08

Net loss attributable to XSEL	(295.7)	(251.5)	(10.6)	(311.6)	(274.9)
Discontinued operations, net of taxes	101.6	70.3	0.4	100.1	66.3
Exceptional items[1]	206.4	169.0	0.8	207.3	170.2
Amortization of intangible assets from acquisitions	1.3	2.4	1.3	4.7	9.1
Share-based compensation expenses	0.5	4.4	0.5	2.4	12.3
Depreciation	0.2	0.4	0.2	1.1	1.4
Other (income) expenses	(14.8)	10.8	10.2	(2.1)	27.3
Provision for income taxes	(4.5)	(1.2)	0.1	(4.1)	1.7
Net (loss) income attributable to non-controlling interests	(1.6)	0.1	(0.4)	(2.2)	0.6

Adjusted EBITDA — continuing operations	(6.6)	4.7	2.5	(4.4)	14.0

Discontinued operations	(0.1)	0.5	2.1	9.3	14.4

Adjusted EBITDA	(6.7)	5.2	4.6	4.9	28.4

Net loss attributable to XSEL	(295.7)	(251.5)	(10.6)	(311.6)	(274.9)
Discontinued operations, net of taxes	101.6	70.3	0.4	100.1	66.3
Exceptional items[1]	185.1	175.7	8.4	192.3	193.5
Amortization of intangible assets from acquisitions	1.3	2.4	1.3	4.7	9.1
Share-based compensation expenses	0.5	4.4	0.5	2.4	12.3
Imputed interest[2]	1.8	—	1.9	6.0	0.1

Adjusted net (loss) income — continuing operations	(5.4)	1.3	1.9	(6.1)	6.4

Discontinued operations	(1.6)	2.0	1.5	6.2	13.4

Adjusted net (loss) income	(7.0)	3.3	3.4	0.1	19.8

[1]	Exceptional items are those that we believe are not indicative of future performance. Please refer to Chart 12 for the breakdown.

[2]	Imputed interest for 2009 is related to intangible assets from long-term contracts and the convertible loan.

Chart 12: Breakdown of exceptional items

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
In US millions	Dec 31, 2009	Dec 31, 2008	Sep 30, 2009	Dec 31, 2009	Dec 31, 2008

Goodwill[1]	71.4	137.4	—	71.4	137.4
Intangible assets[1]	84.2	11.9		84.2	11.9
Consideration receivable[2]	25.6	—	—	25.6	—
Television program and film right[1]	14.2	—	—	14.2	—
Content production costs[1]	2.1	—	—	2.1	—
Property and equipment	0.5	2.1	—	0.5	2.1
Other assets [3]	4.4	8.5	—	4.4	8.5

Impairment and write off charges — continuing operations	202.4	159.9	—	202.4	159.9
Accounts receivable[4]	2.5	3.3	—	2.5	3.3
Loss on disposal of subsidiaries	—	4.7	—	—	4.7
One-time legal and professional fees[5]	1.0	1.1	0.8	1.8	2.3
Other expenses	0.5	—	—	0.6	—
Exceptional items recorded in adjusted EBITDA — continuing operations	206.4	169.0	0.8	207.3	170.2
Provision for principal protected note	—	8.5	—	—	25.0
Investments	2.0	1.3	—	2.0	1.3
Settlement of UBS case[6]	(13.5)	—		(13.5)	—
Fair value change on convertible loan[7]	(5.9)	—	7.6	0.4	—
Deferred tax credit[8]	(3.9)	(3.1)	—	(3.9)	(3.0)

Exceptional items recorded in adjusted net income — continuing operations	185.1	175.7	8.4	192.3	193.5

Discontinued operations	98.2	69.9	0.1	98.3	69.8

Total exceptional items	283.3	245.6	8.5	290.6	263.3

1.	The impairment and write-off charges were mainly driven by the Company’s repositioning in sports and entertainment, the impact of the new regulations on television advertising and divestments of non-core businesses and future cash flow forecast impacted by loss of certain customers and contracts.

2.	Provision of $25.6 million was made on the consideration receivable from the disposal of the 85% shareholding of Convey, in the fourth quarter and full year 2009, driven by the uncertainty for settlement. The Company is in discussions with the purchasers of Convey on a settlement for the outstanding consideration receivable.

3.	Other assets for the fourth quarter and full year 2009 mainly represented provision on other receivable due to divestments.

4.	The Company made specific provisions on accounts receivable aged over 180 days as visibility for settlement is uncertain.

5.	One-time legal and professional fees for full year 2009 mainly represented $1.2 million legal fee in relation to the litigation case with UBS Financial Services and UBS AG (“UBS case”).

6.	On October 1, 2009, the Company settled UBS case with a $13.5 million net gain.

7.	Due to the adoption of an authoritative guidance in 2009, the Company recorded a non-cash fair value gain of $5.9 million on convertible loan in the fourth quarter of 2009 (please refer to Note (9) to financial information for details).

8.	In relation to the impairment of intangible assets, the Company recorded a net deferred tax credit of $3.9 million in the fourth quarter and full year 2009.
Net income (loss) and adjusted net income (loss) per ADS are shown in Charts 13 and 14:
Chart 13: Net income (loss) and adjusted net income (loss) per ADS1 for 2008 fourth quarter and 2009 fourth and third quarter results

	3 months	3 months	3 months
	ended	ended	ended
In US dollars	Dec 31, 2009	Dec 31, 2008	Sep 30, 2009

Net income (loss) per ADS — basic and diluted from continuing operations	(2.26)	(2.58)	(0.13)
Net income (loss) per ADS — basic and diluted from discontinued operations	(1.18)	(1.00)	(0.01)

Net income (loss) per ADS — basic and diluted	(3.44)	(3.58)	(0.14)

Weighted average number of ADS — basic	86.3 million	70.4 million	77.6 million
Weighted average number of ADS — diluted	86.3 million	70.4 million	77.6 million

Adjusted net income (loss) per ADS — basic from continuing operations	(0.07)	0.06	0.02
Adjusted net income (loss) per ADS — basic from discontinued operations	(0.02)	(0.02)	0.02

Adjusted net income (loss) per ADS — basic	(0.09)	0.04	0.04

Adjusted net income (loss) per ADS — diluted from continuing operations	(0.07)	0.06	0.02
Adjusted net income (loss) per ADS — diluted from discontinued operations	(0.02)	(0.02)	0.02

Adjusted net income (loss) per ADS — diluted	(0.09)	0.04	0.04

Weighted average number of ADS — basic	86.3 million	70.4 million	77.6 million
Weighted average number of ADS — diluted	86.3 million	72.2 million	77.8 million

[1]	For computation of the net income (loss) per ADS and adjusted net income (loss) per ADS, the amount attributable to holders of common shares should be used. Accordingly, dividends on Series B redeemable convertible preference shares of 0.6 million were taken into account for the third and fourth quarters of 2009, and the fourth quarter of 2008.

Chart 14: Net income (loss) and adjusted net income (loss) per ADS1 for 2009 and 2008

	12 months ended	12 months ended
In US dollars	Dec 31, 2009	Dec 31, 2008

Net income (loss) per ADS — basic and diluted from continuing operations	(2.71)	(3.10)
Net income (loss) per ADS — basic and diluted from discontinued operations	(1.27)	(0.98)

Net income (loss) per ADS — basic and diluted	(3.98)	(4.08)

Weighted average number of ADS — basic	78.9 million	67.9 million
Weighted average number of ADS — diluted	78.9 million	67.9 million

Adjusted net income (loss) per ADS — basic from continuing operations	(0.11)	0.06
Adjusted net income (loss) per ADS — basic from discontinued operations	0.08	0.20

Adjusted net income(loss) per ADS — basic	(0.03)	0.26

Adjusted net income (loss) per ADS — diluted from continuing operations	(0.11)	0.06
Adjusted net income (loss) per ADS — diluted from discontinued operations	0.08	0.19

Adjusted net income (loss) per ADS — diluted	(0.03)	0.25

Weighted average number of ADS — basic	78.9 million	67.9 million
Weighted average number of ADS — diluted	78.9 million	72.4 million

[1]	For computation of the net income (loss) per ADS and adjusted net income (loss) per ADS, the amount attributable to holders of common shares should be used. Accordingly, dividends on Series B redeemable convertible preference shares of $2.0 million and $2.6 million were taken into account for full year 2008 and full year 2009, respectively.

Condensed Consolidated Balance Sheet

(In U.S. dollars)	Dec 31, 2009	Dec 31, 2008
	Unaudited	As adjusted
	(Note 2)	(Note 2)

Assets
Current assets:
Cash and cash equivalents	13,229,958	54,088,842
Short term deposit	29,075	2,940,051
Restricted cash (Note 3)	40,430,000	37,510,000
Accounts receivable, net of allowance for doubtful debts (Note 4)	20,300,859	44,762,902
Prepaid program expenses	1,598,271	2,324,253
Consideration receivable from disposal of subsidiaries (Note 5)	20,000,000	36,970,590
Other current assets	14,771,511	14,902,170
Assets held for sale (Note 6)	42,737,129	—

Total current assets	153,096,803	193,498,808
Television program and film right, net	4,359,421	—
Property and equipment, net	1,997,068	6,590,790
Intangible assets, net (Note 7)	19,298,292	200,528,583
Goodwill	7,238,016	46,992,724
Cost method investment	11,508,239	13,508,239
Deposits for investments (Note 8)	16,372,089	14,174,566
Consideration receivable from disposal of subsidiaries (Note 5)	27,319,579	28,285,035
Other long-term assets	3,601,271	4,671,591

Total assets	244,790,778	508,250,336

Liabilities, mezzanine equity and total equity
Current liabilities:
Bank borrowings	31,261,643	36,374,198
Convertible loan (Note 9)	59,379,289	—
Other current liabilities	87,590,529	69,900,342
Liabilities held for sale (Note 6)	22,083,374	—

Total current liabilities	200,314,835	106,274,540
Deferred tax liabilities	—	31,679,491
Convertible loan (Note 9)	—	33,200,000
Long-term liabilities, non-current portion	67,165,144	68,305,496

Total liabilities	267,479,979	239,459,527

Mezzanine equity:
Series B redeemable convertible preferred shares	33,765,591	30,605,591
XSEL shareholders’ equity:
Class A common shares	133,854	104,302
Additional paid-in capital	502,770,593	481,318,345
Accumulated deficits	(567,309,972)	(252,968,439)
Accumulated other comprehensive income	6,635,783	7,165,833

Total	(57,769,742)	235,620,041
Non-controlling interests	1,314,950	2,565,177

Total equity	(56,454,792)	238,185,218

Total liabilities, mezzanine equity and total equity	244,790,778	508,250,336

Condensed Consolidated Statement of Operations

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
(In U.S. Dollars)	Dec 31, 2009	Dec 31, 2008	Sep 30, 2009	Dec 31, 2009	Dec 31, 2008
	Unaudited	Unaudited	Unaudited	Unaudited
		As adjusted			As adjusted
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)

Net revenues:
Advertising services	21,624,181	30,515,582	21,984,732	78,015,908	99,574,984
Advertising sales	5,087,619	5,312,018	8,273,807	21,214,830	21,911,519

Total net revenues	26,711,800	35,827,600	30,258,539	99,230,738	121,486,503

Cost of revenues:
Advertising services	20,479,300	20,486,452	16,465,801	61,887,919	71,229,714
Advertising sales	7,652,755	2,298,597	8,283,136	23,554,486	9,482,952

Total cost of revenues	28,132,055	22,785,049	24,748,937	85,442,405	80,712,666

Operating expenses:
Selling and distribution	1,975,552	4,508,540	1,895,453	7,707,793	10,683,499
General and administrative (Note 4)	9,202,163	16,110,828	4,851,601	25,529,712	45,604,488
Impairment and write-off charges (Note 10)	202,412,663	159,937,499	—	202,412,663	159,937,499
Loss on disposal of subsidiaries	—	4,720,705	—	—	4,720,705

Total operating expenses	213,590,378	185,277,572	6,747,054	235,650,168	220,946,191

Other operating income	85,295	775,719	874,404	2,065,434	1,251,405

Operating loss from continuing operations	(214,925,338)	(171,459,302)	(363,048)	(219,796,401)	(178,920,949)
Other income (expenses) (Note 11)	14,770,065	(10,822,566)	(10,188,101)	2,085,759	(27,307,484)

Loss from continuing operations before provision for income taxes	(200,155,273)	(182,281,868)	(10,551,149)	(217,710,642)	(206,228,433)
Provision for income taxes	(4,453,738)	(1,195,675)	23,204	(4,057,045)	1,728,361

Net loss from continuing operations	(195,701,535)	(181,086,193)	(10,574,353)	(213,653,597)	(207,956,794)

Discontinued operations (Note 6):
Loss from discontinued operations (Note 12)	(124,314,741)	(70,647,951)	(242,990)	(122,272,111)	(65,648,657)
Provision for income taxes	(22,724,128)	(350,689)	181,988	(22,182,763)	626,080

Discontinued operations, net of taxes	(101,590,613)	(70,297,262)	(424,978)	(100,089,348)	(66,274,737)

Net loss	(297,292,148)	(251,383,455)	(10,999,331)	(313,742,945)	(274,231,531)
Net (loss) income attributable to non-controlling interests	(1,582,025)	97,192	(418,687)	(2,167,604)	640,468

Net loss attributable to XSEL	(295,710,123)	(251,480,647)	(10,580,644)	(311,575,341)	(274,871,999)
Dividend declared on Series B redeemable convertible preferred shares	640,000	600,000	640,000	2,560,000	2,000,000

Net loss attributable to holders of common shares	(296,350,123)	(252,080,647)	(11,220,644)	(314,135,341)	(276,871,999)

Net income (loss) per share:
Basic and diluted from continuing operations — Common shares	(1.13)	(1.29)	(0.07)	(1.36)	(1.55)
Basic and diluted from discontinued operations — Common shares	(0.59)	(0.50)	0.00	(0.63)	(0.49)

Basic and diluted — Common shares	(1.72)	(1.79)	(0.07)	(1.99)	(2.04)
Basic and diluted from continuing operations — American Depositary Shares	(2.26)	(2.58)	(0.13)	(2.71)	(3.10)
Basic and diluted from discontinued operations — American Depositary Shares	(1.18)	(1.00)	(0.01)	(1.27)	(0.98)

Basic and diluted — American Depositary Shares	(3.44)	(3.58)	(0.14)	(3.98)	(4.08)

Condensed Consolidated Statement of Cash Flow

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
(In U.S. Dollars)	Dec 31, 2009	Dec 31, 2008	Sep 30, 2009	Dec 31, 2009	Dec 31, 2008
	Unaudited	Unaudited	Unaudited	Unaudited	As adjusted
					(Note 2)

Net cash (used in) provided by operating activities	(300,010)	5,736,274	(450,019)	1,975,266	14,981,597
Net cash used in investing activities	(1,406,080)	(18,496,566)	(5,515,755)	(29,431,094)	(18,808,288)
Net cash (used in) provided by financing activities	(593,065)	21,874,130	(12,339,519)	(13,006,009)	10,863,519
Effect of exchange rate changes	15,997	(360,000)	(3,529)	(8,928)	2,615,927

Net (decrease) increase in cash and cash equivalents	(2,283,158)	8,753,838	(18,308,822)	(40,470,765)	9,652,755
Cash and cash equivalents, as at beginning of the period	14,002,591	45,335,004	32,329,314	54,088,842	44,436,087
Discontinued operations	1,510,525	—	(17,901)	(388,119)	—

Cash and cash equivalents, as at end of the period	13,229,958	54,088,842	14,002,591	13,229,958	54,088,842

Notes to Financial Information
1) General
The Company incurred a net loss of $311.6 million during the year ended December 31, 2009 and as of that date, the Company’s current liabilities exceeded its current assets by $47.2 million, its total liabilities exceeded its total assets by $22.7 million, and its net shareholders’ deficiency was $57.8 million. The Company had cash or cash equivalents of $13.2 million as of December 31, 2009.
As of December 31, 2009, the Company did not meet certain financial covenants contained in the secured convertible loan facility from Patriarch. Accordingly, as Patriarch has the right to require the Company to repay the outstanding balance of $57.8 million, the Convertible Loan was reclassified as a current liability in the Balance Sheet.
The Company might not have enough cash to repay the above mentioned Convertible Loan, if it is called, or to settle other payment obligations in the next 12 months. However, the management of the Company is taking a number of actions to address this situation in order to restore the Company to a sound financial position with an appropriate business strategy going forward. These actions include:
•	The Company has engaged Houlihan Lokey as adviser to restructure the convertible loan as well as to advise on strategic options for the Company.
•	The Company has engaged Deustche Bank as its financial adviser to assist in assessing its fund raising options.
•	The management is actively seeking buyers for one of its subsidiaries.
•	The Company is adopting various cost-saving strategies.
•	The Company continues its repositioning of its business to sports and entertainment, and is moving ahead with its sports media strategy.
The condensed consolidated financial information has been prepared assuming the Company will continue as a going concern.

2) Condensed consolidated financial information
Effective from January 1, 2009, the Company adopted an authoritative guidance which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of the authoritative guidance resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by an authoritative guidance. In addition, due to the sale of Hyperlink, Shiji Guangnian and SSC in 2009 and the planned sale of XinCheng and EWEO in 2010, and the closure of EconWorld, Century Media, Upper Step, Perspective and Small World in 2010, the historical operating results were reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.
3) Restricted cash
Restricted cash was mainly US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
4) Accounts receivable, net of allowance for doubtful debts and debtors turnover
Debtors turnover for the third quarter and fourth quarter of 2009 were 89 days and 95 days respectively. Our business groups generally grant 90 days to 180 days as the average credit period to major customers, which is in line with the industry practices in the PRC.
5) Consideration receivable from disposal of subsidiaries
At December 31, 2009, the Company had a current and non-current consideration receivable from disposal of subsidiaries of $20.0 million and $27.3 million respectively. This represented the consideration receivable for the disposal of the 85% shareholding of Convey in December 2008, net of $25.6 million write-off charges recorded in the fourth quarter of 2009.
6) Assets and liabilities held for sale and discontinued operations
On December 31, 2009, the Company recorded assets and liabilities held for sale of $42.7 million and $22.1 million, respectively. Due to the planned sale of XinCheng and EWEO in 2010, the results of operations were separately reported as “discontinued operations” and its assets and liabilities have been reclassified as “assets and liabilities held for sale”. In addition, due to the sale of Hyperlink, Shiji Guangnian and SSC in 2009 as well as the closure of EconWorld, Century Media, Upper Step, Perspective and Small World in 2010, the historical operating results were also reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.

7) Intangible assets
The carrying value of intangible assets on December 31, 2009 was $19.3 million. This represented the carrying value of the long-term advertising license agreement for our TV business of the Broadcast Group.
8) Deposits for investments
The Company has paid a deposit of $11.1 million and an advance of $5.3 million to provide services to cable channels in the PRC acquired by the Company. These amounts are refundable unless certain closing conditions are met. The acquisition is expected to complete in the second quarter of 2010.
9) Convertible loan
The Company entered into a secured convertible loan facility for up to $80.0 million from Patriarch, a global investment firm based in New York and currently one of our major shareholders. As of December 31, 2009, the Company had drawn $57.8 million through this loan facility (the “convertible loan”). In 2009, the Company was required to adopt an authoritative guidance which applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative for purposes of determining whether that instrument or embedded feature is indexed to an entity’s own stock. The authoritative guidance states that an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the two-step approach of 1) evaluating the instrument’s contingent exercise provisions, if any; and 2) evaluating the instrument’s settlement provisions. After the adoption of the authoritative guidance, the conversion feature of the convertible loan was measured at fair value. The change in fair value was recorded in the other income (expenses) in the consolidated statements of operations. The Company recorded the convertible loan of $59.4 million on December 31, 3009 and a non-cash fair value gain on the convertible loan of $5.9 million for the fourth quarter of 2009.
10) Impairment and write-off charges
The Company recorded impairment and write-off charges of $202.4 million for the fourth quarter and full year 2009. The following table is a summary:

US millions
Goodwill	71.4
Intangible assets	84.2
Consideration receivable	25.6
Television program and film right	14.2
Content production costs	2.1
Property and equipment	0.5
Other assets	4.4

202.4

11) Other income (expenses)
Other income (expense) includes net interest income (expense) and net other income (expense). The Company recorded a non-cash fair value gain (loss) on convertible loan of $5.9 million and $(0.4) million in other income for the fourth quarter and full year 2009, respectively. A non-cash net gain of $13.5 million from the settlement of the litigation case with UBS Financial Services and UBS AG as well as $2.0 million impairment charge on investment was also recorded in other income for the fourth quarter and the full year 2009.
12) Loss from discontinued operations
Loss from discontinued operations included a net gain on disposal of subsidiaries of $4.1 million in the fourth quarter and full year 2009. This represented the net gain from the disposal of Hyperlink, Shiji Guangnian and SSC in 2009.